Exhibit 99.2

1 Gildan and HanesBrands Agree to Combine To Create a Global Basic Apparel Leader August 13, 2025

2 In this Presentation, references to “Gildan” refer to Gildan Activewear Inc . , and, where applicable, together with its subsidiaries, and references to “ HanesBrands ” refer to HanesBrands Inc . and, where applicable, together its subsidiaries . Certain statements included in this presentation constitute “forward - looking statements” and forward - looking information within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations (collectively, “FLI”) . FLI is included in this presentation to provide Gildan and HanesBrands shareholders and potential investors with information about Gildan and HanesBrands , including each company’s management’s respective assessment of Gildan’s and HanesBrands ’ future plans and operations, which FLI may not be appropriate for other purposes and are subject to important risks, uncertainties, and assumptions . FLI generally can be identified by the use of conditional or forward - looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “project,” “assume,” “anticipate,” “plan,” “foresee,” “believe,” “pro forma,” “outlook,” or “continue,” or the negatives of these terms or variations of them or similar terminology . These forward - looking statements include, among others, statements regarding the expected closing of the transaction and the timing thereof ; the anticipated benefits of the transaction including the expected run - rate synergies and the timing to realize such synergies ; competitive position, market penetration, consumer reach, product offering, innovation and go - to - market capabilities of the combined business ; operational plans for the combined business ; Gildan’s three - year outlook ( 2026 - 2028 ) reflecting the impact and assuming completion of the proposed transaction, including in respect of net sales, capital expenditures, adjusted diluted EPS and net debt leverage ratio for such period ; Gildan’s financial position (including its net debt leverage ratio) following closing of the acquisition ; Gildan’s expectations in respect of its credit ratings, including that it expects to obtain investment grade ratings in connection with the transaction ; the efficiencies to be achieved as a result of the transaction ; future return of capital to shareholders, including as it relates to dividends and share buybacks ; the expected sources of financing of the transactionand the consummation of the financing contemplated by the debt commitment letter and any permanent financing to replace all or a portion thereof ; the refinancing of HanesBrands ’ existing debt ; and the planned post - closing strategic alternatives review by Gildan in respect of the HanesBrands Australia business . Any statements contained in this presentation that are not statements of historical fact, including statements about Gildan’s beliefs and expectations, are forward - looking statements and should be evaluated as such . The combined and pro forma financial information included in this presentation does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period . See “Presentation of Financial Information” below . We refer you to public filings made by Gildan and HanesBrands with the U . S . Securities and Exchange Commission (the “SEC”) and, in the case of Gildan, with the applicable Canadian securities regulatory authorities, for a discussion of the various factors that may affect Gildan’s, HanesBrands ’ and/or the combined business’ future results . Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such documents and this presentation . FLI is inherently uncertain, and the results or events expressed or implied in such FLI may differ materially from actual results or events . Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such FLI, include, but are not limited to, those discussed and identified in public filings made by Gildan and HanesBrands with the SEC and, in the case of Gildan, with the applicable Canadian securities regulatory authorities and the following : the timing and completion of the transaction, including the timely receipt of any necessary regulatory, shareholder and stock exchange approvals to satisfy the closing conditions of the transaction ; the realization of anticipated benefits and synergies of the transaction and the timing and quantum thereof ; the success of integration plans and the time required to successfully integrate the combined business ; the focus of management time and attention on the transaction and other potential disruptions arising from the transaction ; potential undisclosed liabilities not identified during the due diligence process ; the accuracy of the combined and pro forma financial information of the combined business ; and the ability of Gildan to obtain the financing contemplated by the debt commitment letter or permanent financing to replace all or a portion of such financing . In addition, the following risks apply to Gildan and are expected to apply to the combined business following closing of the transaction ; changes in general economic, financial or geopolitical conditions globally or in one or more of the markets Gildan serves ; Gildan’s ability to implement its growth strategies and plans, including its ability to bring projected capacity expansion online ; the intensity of competitive activity and Gildan’s ability to compete effectively ; Gildan’s reliance on a small number of significant customers, including our largest distributor ; the fact that our customers do not commit to minimum quantity purchases ; Gildan’s ability to anticipate, identify, or react to changes in consumer preferences and trends ; Gildan’s ability to manage production and inventory levels effectively in relation to changes in customer demand ; fluctuations and volatility in the prices of raw materials and energy - related inputs, from current levels, used to manufacture and transport our products ; Gildan’s reliance on key suppliers and Gildan’s ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods ; the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which Gildan operates or sell to, or from which Gildan sources production ; disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labor disruptions, political or social instability, weather - related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events ; compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti - corruption, and other laws and regulations in the jurisdictions in which Gildan operates ; the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that Gildan is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder ; the impact, including broader economic impacts, of the tariffs imposed by the U . S . Administration through a series of Executive Orders, and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries ; elimination of government subsidies and credits that we currently benefit from, and the non - realization of anticipated new subsidies and credits ; factors or circumstances that could increase Gildan’s effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties ; changes to and failure to comply with consumer product safety laws and regulations ; changes in Gildan’s relationship with its employees or changes to domestic and foreign employment laws and regulations ; Gildan’s reliance on key management and its ability to attract and/or retain key personnel ; negative publicity as a result of actual, alleged, or perceived violations of human rights, labor and environmental laws or international labor standards, or unethical labor or other business practices by Gildan or one of its third - party contractors ; Gildan’s ability to protect our intellectual property rights ; operational problems with our information systems or those of Gildan’s service providers as a result of system failures, viruses, security and cybersecurity breaches, disasters, and disruptions due to system upgrades or the integration of systems ; an actual or perceived breach of data security ; rapid developments in artificial intelligence ; changes in accounting policies and estimates ; and exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices . These factors may cause Gildan’s and/or HanesBrands ’, as applicable, actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such FLI . The three - year outlook for the 2026 - 2028 period contained in this presentation is based on, among other things, the assumptions underlying Gildan’s current three - year outlook (for the 2025 - 2027 period) as described in Gildan’s fiscal 2024 earnings press release dated February 19 , 2025 and in Gildan’s Q 2 2025 earnings press release dated July 31 , 2025 (the “Q 2 2025 Earnings Release”), as well as the following additional assumptions : low single - digit annual net sales growth for HanesBrands during such period ; the closing of the announced HanesBrands acquisition before the end of the first quarter of 2026 ; the successful integration of the acquired business into Gildan’s existing operations ; the realization in full and within the projected timeframe of the expected run - rate synergies and other benefits anticipated from the acquisition ; the refinancing of HanesBrands ’ existing debt within the expected timeframe and on expected market terms ; and the resumption of share buybacks under normal course issuer bid programs by Gildan upon return to the midpoint of Gildan’s targeted 1 . 5 x to 2 . 5 x pro forma net debt to adjusted EBITDA leverage ratio . There can be no assurance that the expectations represented by our FLI will prove to be correct . The purpose of the FLI is to provide the reader with a description of Gildan’s or HanesBrands ’ management’s expectations regarding Gildan’s or HanesBrands ’ future financial performance, as applicable, and may not be appropriate for other purposes . Furthermore, unless otherwise stated, the FLI contained in this presentation are made as of August 13 , 2025 , and we do not undertake any obligation to update publicly or to revise any of the included FLI, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation . The FLI contained in this presentation are expressly qualified by this cautionary statement . FORWARD - LOOKING STATEMENTS AND INFORMATION

3 All dollar amounts set forth herein are expressed in U . S . dollars . Gildan’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and HanesBrands ’ financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U . S . GAAP”) . IFRS differs in certain material respects from U . S . GAAP . See “Presentation of Financial Information” . Combined and pro forma financial information presented in this presentation are based on the summation of Gildan’s financial information for the LTM period ended June 29 , 2025 combined with HanesBrands ’ financial information for the LTM period ended June 28 , 2025 , before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands ’ debt and without any pro forma adjustments . See “Presentation of Financial Information” in the Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation . PRESENTATION OF FINANCIAL INFORMATION This presentation includes references to certain non - GAAP financial measures and non - GAAP ratios, as well as certain combined and pro forma financial information . These measures do not have any standardized meanings prescribed under IFRS or U . S . GAAP and are therefore unlikely to be comparable to similar measures presented by other companies . Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS or U . S . GAAP . We refer you to sections 16 . 0 of Gildan’s management discussion and analysis (MD&A) for the year ended December 29 , 2024 and section 15 . 0 of Gildan’s interim MD&A for the quarter ended June 29 , 2025 , each entitled “Definition and reconciliation of non - GAAP financial measures,” as well as HanesBrands ’ public filings with the SEC for additional information on non - GAAP financial measures and non - GAAP ratios used by Gildan and HanesBrands . Please refer to the Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation for additional information on certain of the non - GAAP measures and non - GAAP ratios used in this presentation . NON - GAAP FINANCIAL MEASURES AND RELATED RATIOS Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, we have not verified the information and make no representation or warranty, express or implied, as to its accuracy or completeness . Some data is also based on the good faith estimates, which are derived from its review of internal sources as well as independent sources . While we are not aware of any misstatements regarding the industry and market data presented in this presentation, such data involve risks and uncertainties and are subject to change based on various factors, including those factors discussed under “Forward - Looking Statements” . This presentation may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners . Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, © or ® symbols, but we will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights . INDUSTRY AND MARKET DATA Gildan will file with the U . S . Securities and Exchange Commission (“SEC”) a registration statement on Form F - 4 , which will include a proxy statement of HanesBrands that also constitutes a prospectus of Gildan, and any other documents in connection with the transaction . The definitive proxy statement/prospectus will be sent to the shareholders of HanesBrands . INVESTORS AND SHAREHOLDERS OF HANESBRANDS AND GILDAN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HanesBrands , GILDAN, THE TRANSACTION AND RELATED MATTERS . The registration statement and proxy statement/prospectus and other documents filed by Gildan and HanesBrands with the SEC, when filed, will be available free of charge at the SEC’s website at www . sec . gov . In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and other documents which will be filed with the SEC by Gildan online at https : //gildancorp . com/en/investors/ , upon written request delivered to Gildan at 600 de Maisonneuve Boulevard West, 33 rd Floor, Montréal, Québec, H 3 A 3 J 2 , Attention : Secretary, or by calling Gildan at 1 - 514 - 735 - 2023 , and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by HanesBrands online at ir . hanesbrands . com or upon written request to HanesBrands in care of the Corporate Secretary, at HanesBrands Inc . , 101 N . Cherry Street, Winston - Salem, North Carolina 27101 . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction . No offering of securities shall be made in the United States or to or for the account or benefit of U . S . persons (as defined in Regulation S under the U . S . Securities Act of 1933 , as amended) except by means of a prospectus meeting the requirements of Section 10 of the U . S . Securities Act of 1933 , as amended . ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT This presentation is not a solicitation of proxies in connection with the transaction . However, under SEC rules, Gildan, HanesBrands and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction . Information about Gildan’s directors and executive officers may be found in its 2024 Management Information Circular, dated March 18 , 2025 , as well as its 2024 Annual Report on Form 40 - F filed with the SEC and applicable on February 19 , 2025 , available on its website at https : //gildancorp . com/en/investors/ and at www . sedar . ca and www . sec . gov . Information regarding HanesBrands ' directors and executive officers is available in HanesBrands ' proxy statement filed with the SEC on March 17 , 2025 in connection with its 2025 annual meeting of stockholders, under the sections titled “Proposal 1 -- Election of Directors,” “Compensation Discussion and Analysis -- Executive Compensation,” “Corporate Governance -- Director Compensation” and “Ownership of Our Stock -- Share Ownership of Major Stockholders, Management and Directors . ” To the extent the security holdings of HanesBrands ' directors and executive officers have changed since the amounts described in HanesBrands ' 2025 proxy statement, such changes have been reflected in Initial Statements of Beneficial Ownership on Form 3 or Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC . These documents can be obtained free of charge from the sources indicated above . Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available . PARTICIPANTS IN THE SOLICITATION OF PROXIES

4 Glenn Chamandy President, Chief Executive Officer Luca Barile Executive Vice - President, Chief Financial Officer Jessy Hayem Senior Vice - President, Head of IR and Global Communications Stephen Bratspies Chief Executive Officer Today’s Presenters

5 5 Global leader and scaled manufacturer of iconic innerwear brands rooted in tradition and unrivaled retail presence Global leader in everyday basic apparel, with a state - of - the - art, vertically integrated manufacturing network Combination expands Gildan’s scale, increasing the strength of our basic apparel business

6 Transaction Overview 1. Based on Gildan’s and HanesBrands ’ closing share price on the NYSE on August 11, 2025 2. Enterprise value calculated as fully diluted equity value, plus financial debt, plus underfunded pension liabilities, less ca sh and equivalents 3. Based on HanesBrands adjusted EBITDA as defined in Appendix "Definition of Non - GAAP and Other Financial Measures" at the end of this Presentation 4. Includes $200M of expected run - rate cost synergies 5. Represents the trailing twelve - month period ended June 29, 2025 6. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 7. Pro forma net sales reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP 8. Shown on an IFRS basis in accordance with Gildan reporting standards 9. See “Forward - Looking Statements and Information” at the beginning of this Presentation 10. Gildan’s adjusted Diluted EPS and GAAP diluted EPS for the year ended December 29, 2024 were $3.00 and $2.46, respectively 11. Assumes closing at 2025 year - end; Gildan share buybacks to be paused until its net debt to adjusted EBITDA ratio approximates th e midpoint of its target leverage framework of 1.5 - 2.5x net debt to adjusted EBITDA; Gildan expects to resume share buybacks upon return to ≤2.0x net debt leverage 12. As at December 29, 2024, the Company had a net debt leverage ratio of 1.9x net debt to trailing twelve months adjusted EBITDA 13. Subject to customary closing conditions and regulatory approvals, including approval by HanesBrands shareholders • LTM pro forma revenue 7 of $6.9B; LTM pro forma adjusted EBITDA 5,6,8 ~$1.6B including expected run - rate cost synergies of $200M • Expects to realize at least $200M of annual run - rate cost synergies within 3 years of closing, with immediate accretion to adjus ted diluted EPS and 20%+ accretive to adjusted diluted EPS pro forma for expected run - rate cost synergies 6, 8, 9, 10 , with ~$50M to be realized in 2026, ~$100M in 2027 and ~$50M in 2028 • Gildan’s adjusted diluted EPS CAGR over the next three years to be in the low 20% range 6, 8, 9, 10 starting from the midpoint of Gildan’s 2025 adjusted diluted EPS guidance • Gildan to acquire all outstanding shares of HanesBrands for 0.102x Gildan shares and $0.80 cash per HanesBrands share • Implied value of $6.00 per HanesBrands share, representing an implied premium of ~24% 1 • Total enterprise value of $4.4B 2 , implying an 8.9x LTM adjusted EBITDA multiple, or 6.3x on a fully synergized basis 3,4,5,6 • Upon closing, HanesBrands shareholders will own ~19.9% of Gildan shares on a non - diluted basis • Obtained $2.3B of committed transaction financing and expects to refinance HanesBrands ’ existing debt • Gildan expects to obtain investment grade ratings from S&P, Moody’s and Fitch and remains committed to maintaining an investment grade profile in the future • Expected closing net debt leverage ratio of 2.6x 6,9,11,12 ; expected net debt leverage ratio of < 2.0x within 12 to 18 months post closing, in - line with stated long - term target net debt leverage ratio of 1.5x – 2.5x 6, 9, 12 • Unanimously approved by the Board of Directors of both Gildan and HanesBrands • Transaction is expected to close in late 2025 or early 2026 9, 13 • Gildan intends to initiate a review of strategic alternatives for the HanesBrands Australia business (“HAA”) post - closing 9 Financial Highlights Transaction Terms Timing and Closing Conditions Financing

7 Portfolio of Iconic Heritage Brands Led by Hanes Strong Retail Presence and Capabilities #1 Player in U.S. Innerwear Manufacturing Footprint in Central America, Caribbean Basin, Asia Combining complementary strengths to create a global basic apparel leader State - of - the Art Low - Cost Vertically Integrated Manufacturing Platform Strong Presence in Wholesale Markets Leading Player in Activewear Strong Innovation Capabilities From Yarn Spinning to End Product Strengthening our Business Through Scale, Efficiencies, Innovation & Sustainability x x x x x x x x

8 1. Circana , LLC, Retail Tracking Service, US, Total Innerwear, Total Men’s Underwear, Excluded: Hosiery, Dollar & Unit Share, 12 ME Jun e 2 025 2. HanesBrands Brand Equity Tracker, June 2025 3. BDA Brand Tracking HanesBrands Q2 2025 HanesBrands Operates a Global Portfolio of Iconic, Market - Leading Innerwear Apparel Brands Hanes #1 Innerwear Brand in the U.S. 1 ~125 Year Brand Heritage 9 of 10 U.S. Households Own Hanes Products 2 Most Widely Recognized Apparel Brand in the U.S. 2 Strong portfolio with local presence and DTC growth opportunities #1 in Men’s and Women’s Underwear in Australia 3 Network of Stores and Online DTC Business Review of Strategic Alternatives to be Initiated HanesBrands has deeply rooted retail relationships built on the iconic “Hanes” brand Innerwear Australia (“HAA”) #1 in Men’s Underwear 1

9 ] Scaled Financial Profile With Industry Leading Margins 1. Reflects trailing twelve - month period ended June 29, 2025 2. Pro Forma net sales and Pro Forma gross margin (calculated as gross profit divided by net sales) reflect the sum of Gildan am oun ts reported under IFRS and HanesBrands amounts reported under U.S. GAAP. See “Supplemental Financial Measures” in the Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation” 3. Includes expected run - rate cost synergies of $200M, which are expected to be realized within three years of closing 4. Includes HAA LTM adjusted EBITDA of approximately $100M as at LTM ended June 28, 2025 5. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 6. Assumes transaction closing at the end of 2025 and is based on full year 2025 combined leverage $6.9B Pro Forma Net Sales 1,2 ~$1.6B / 23% Pro Forma Adjusted EBITDA / Margin 1,3,4,5 2.6x Net Debt Leverage 4,5,6 At Closing 37% Pro Forma Gross Margin 1,2 One of the largest global apparel players by number of units sold Enhanced supply chain capabilities to support major customers Optimized manufacturing utilization across various regions Largest domestic consumer of U.S. cotton x x x x Our Combined Capabilities Enhance Our Competitive Advantage

10 Complementary Portfolio Enhances Resiliency and Diversification Source: Public fillings and presentations, internal analysis Addition of HanesBrands’ Innerwear Brands Enhances Product Diversification 1,2 Balanced Channel Exposure given HanesBrands ’ Strong Retail Presence 1,2 $6.9B pro forma revenue 1,2 with balanced category and channel exposure Current ~90% ~10% Current Pro Forma + = Pro Forma ~10% ~90% ~50% ~50% Current Current Pro Forma ~10% ~90% + = Pro Forma ~75% ~25% ~40% ~60% x Broader consumer reach x Reinforced resilience to seasonal and cyclical variations Market Advantage x Accelerate retail penetration x Innovation and low - cost advantage across channels x Lower customer concentration Market Advantage Printwear Retail Innerwear Activewear 1. Pro Forma net sales reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP 2. Includes HAA LTM revenues of approximately 10% of pro forma revenues as at LTM ended June 28, 2025 Current Current

11 Combination Enhances Scale and Furthers Gildan’s Cost Advantage 40+ combined facilities across the world 1. Includes a combination of facilities owned and operated by HanesBrands , and facilities owned and operated by dedicated contractors who perform some of the steps in the manufacturing process 6 yarn - spinning assets across Southeastern U.S. 22 textile & sewing facilities in Central America, the Caribbean and Southeast Asia ~95% of sales volumes driven by in - house manufacturing ~50,000 employees 3 rd party yarn sourcing 16 textile & sewing facilities across Central American, the Caribbean and Southeast Asia ~75% of sales volumes driven by in - house manufacturing 1 ~41,000 employees Gildan Facilities Textile and sewing manufacturing hubs Yarn - spinning facilities HanesBrands Facilities Textile and sewing manufacturing facilities Transaction creates an industry - leading vertically integrated platform with global scale and substantial potential for cost efficiencies x Significant manufacturing synergy opportunity x Flexible sourcing across regions Market Advantage Source: Public fillings and presentations

12 Significant Synergy Opportunity Across Supply Chain, Operations and SG&A $200M+ annual run - rate cost synergies expected 1 , evenly distributed across supply chain, operations and SG&A, leveraging Gildan’s best - in - class operational playbook Annual Run-Rate Expected Cost Synergies in 3 years $200M+ Supply Chain SG&A & Operations x Benefit from Gildan’s best - in - class low - cost manufacturing structure x Efficient reallocation of production volumes across geographies x Utilize vertical integration capabilities to deliver savings through insourcing x Utilize HanesBrands ’ existing retail relationships and expertise in the U.S. x Consolidation of global distribution footprint x Optimization of network, logistics and IT system infrastructure 1. Expected run - rate cost synergies expected to be fully realized within three years of closing , with ~$50M in synergies to be realized in 2026, ~$100M in 2027 and ~$50M in 2028 ; one - time costs associated with the capture of the $200M annual run - rate cost synergies estimated to be approximately $200M; s ee “Forward - Looking Statements and Information” at the beginning of this Presentation

13 20% 18% 17% 15% 13% 11% 10% 10% 10% 6% 4% ~3% Gildan PF Ralph Lauren Kontoor Levi's PVH Oxford Industries Carter's G-III Columbia Under Armour VF Corp Industry - leading margins driven by superior operational efficiency Building On Our Margin Leadership Position Source: Public fillings and presentations 1. Pro forma Gildan (IFRS) and HanesBrands and select peer U.S. GAAP adjusted EBITDA margins as last reported LTM 2. Pro forma adjusted EBITDA margin shown on a IFRS basis for Gildan and U.S. GAAP basis for HanesBrands and U.S. Peers ; IFRS differs in certain material respects from U.S. GAAP, and thus adjusted LTM EBITDA margins of Hanesbrands and select peer s may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS 3. Pro forma adjusted EBITDA margin includes HAA LTM adjusted EBITDA of approximately $100M as at LTM ended June 28, 2025 4. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 5. See “Forward - Looking Statements and Information” at the beginning of this Presentation Global Apparel Peers Pro Forma LTM Adj. EBITDA Margin 1,2,3,4 Inclusive of $200M of Expected Run - Rate Synergies 5 23%

14 Enhanced Go - to - Market Capabilities Enable Cross - Selling Opportunities Complementary go - to - market capabilities and channel strengths will drive incremental innovation and growth +Low - Single Digit % Organic Net Sales Growth 3 ~3 - 5% Pro Forma Organic Net Sales CAGR 1 +Mid - Single Digit % Organic Net Sales Growth 2 Support Hanes’ Iconic Brand Growth in Activewear in the Retail Channel Market Gildan’s Portfolio of Brands Within HanesBrands ’ Retail Infrastructure Harness State - of - the - Art, Vertically Integrated Manufacturing Platform to Drive Innovation Benefit from Bangladesh to Further Penetrate International Markets x x x x Source: Public fillings and presentations 1. Three - year outlook (for the 2026 - 2028 period) for the combined business; see “Forward - Looking Statements and Information” at the beginning of this Presentation for additional information, including for a summary of key assumptions and important risk fact or s 2. Per Gildan three - year outlook (for the 2025 - 2027 period) published on August 1, 2024 and reiterated on July 31, 2025. See “Outlo ok” in Gildan’s fiscal 2024 earnings press release dated February 19, 2025 and see “2025 Outlook” in the Company’s Q2 2025 ea rni ngs press release dated July 31, 2025 for additional information, including for a summary of key assumptions and important risk factors un derlying our fiscal 2025 and three - year outlook 3. Per HanesBrands disclosure published August 8, 2024

15 Clear Path to Long - Term Value Creation 1 Long - term target net debt leverage ratio of 1.5x – 2.5x 2 Leverage ~3 - 4% of net sales Capital Expenditures Adjusted diluted EPS CAGR in the low 20% range 1,3,4 Adjusted Diluted EPS 2 Net sales CAGR of ~3 - 5% Net Sales Enhanced shareholder returns through dividends and share repurchases 3 Return to Shareholders 1. Three - year outlook (for the 2026 - 2028 period) for the combined business; see “Forward - Looking Statements and Information” at the beginning of this Presentation, including for a summary of key assumptions and important risk factors 2. This is a non - GAAP measure or ratio. See “Non - GAAP Financial Measures and Related Ratios” at the beginning of this Presentation and Appendix “Definition of Non - GAAP and Other Financial Measures” at the end of this Presentation 3. Gildan share buybacks to be paused until its net debt leverage ratio approximates the midpoint of its target leverage framewo rk of 1.5 - 2.5x net debt to adjusted EBITDA 4. Starting from the midpoint of Gildan’s 2025 adjusted diluted EPS guidance

16 Enhanced Diversification and Resiliency via Complementary Products and Channels Enhanced Global Low - Cost Vertically Integrated Manufacturing Footprint Significant Synergy Opportunity Driving Attractive Financial Profile Strengthened Go - to - Market and Retail Capability Set with Addition of Iconic Hanes Brand Improved Scale and Market Position Creates a Global Basic Apparel Leader x x x x x Compelling Strategic and Financial Rationale

17 Appendix – Definition of Non - GAAP and Other Financial Measures

18 References to “LTM” in this presentation means the trailing twelve - month period ended June 29 , 2025 . Gildan’s financial information for the LTM period ended June 29 , 2025 presented herein is unaudited and has been derived by adding Gildan’s unaudited interim consolidated financial information for the six months ended June 29 , 2025 to its consolidated financial information for the fiscal year ended December 29 , 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 30 , 2024 . HanesBrands ’ financial information for the LTM period ended June 28 , 2025 presented herein is unaudited and has been derived by adding HanesBrands ’ unaudited interim consolidated financial information for the six months ended June 28 , 2025 to its consolidated financial information for the fiscal year ended December 28 , 2024 and subtracting its unaudited interim consolidated financial information for the six months ended June 29 , 2024 . Gildan’s financial statements are prepared in accordance with IFRS, and most of the historical financial information of Gildan included in this presentation has been derived from Gildan’s annual or interim financial statements prepared in accordance with IFRS and has been prepared using accounting policies that are consistent with IFRS . HanesBrands ’ financial statements are prepared in accordance with U . S . GAAP, and most of the historical financial information of HanesBrands included in this presentation has been derived from HanesBrands ’ annual or interim financial statements prepared in accordance with U . S . GAAP and has been prepared using accounting policies that are consistent with U . S . GAAP . This presentation also includes certain non - GAAP and other financial measures presented by Gildan and HanesBrands in their respective public filings as discussed in “Non - GAAP financial measures and related ratios” below . IFRS differs in certain material respects from U . S . GAAP . The financial information of HanesBrands presented in this presentation has not been adjusted to give effect to the differences between U . S . GAAP and IFRS or to accounting policies that comply with IFRS and as applied by Gildan, and thus may not be directly comparable to Gildan’s financial information prepared in accordance with IFRS . Combined and pro forma financial information presented in this presentation are based on the summation of Gildan’s financial information for the LTM period ended June 29 , 2025 combined with HanesBrands ’ financial information for the LTM period ended June 28 , 2025 , before giving effect to the acquisition, advances and funds expected to be drawn under the committed transaction financing or refinancing of HanesBrands ’ debt and without any pro forma adjustments . The presentation of financial information on a combined or pro forma basis in this presentation does not comply with IFRS . The combined and pro forma financial information included in this presentation does not reflect what the actual financial and operational results would necessarily have been had Gildan and HanesBrands operated as a single combined company for the periods presented, and such information does not purport to project the combined company’s financial results or results of operations for any future period . We believe that such information can provide readers with a better understanding of how we assess the potential contribution of HanesBrands to Gildan’s results of operation and the effect of the acquisition on Gildan’s financial position and leverage . PRESENTATION OF FINANCIAL INFORMATION Adjusted EBITDA, combined adjusted EBITDA and pro forma adjusted EBITDA (including expected synergies) Gildan calculates adjusted EBITDA as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition - related costs (including acquisition transaction costs and acquisition integration costs) . Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, the gain on sale and leaseback (all of which were not applicable for the trailing 12 - month period ended June 29 , 2025 ), and costs relating to proxy contest and leadership changes and related matters . HanesBrands ’ adjusted EBITDA measure included in this presentation is calculated as HanesBrands ’ EBITDA as reported in its public filings, excluding the impact of restructuring charges related to its supply chain restructuring and consolidation and other action - related charges as described in its public filings, in order to better align with how Gildan calculates its adjusted EBITDA for the trailing 12 - month period ended June 29 , 2025 . HanesBrands ’ adjusted EBITDA measure included in this presentation does not include EBITDA relating to discontinued operations, and also excludes adjustments for certain other losses, charges and expenses as reported in HanesBrands ’ public filings (such adjustments were made to align the presentation in HanesBrands ’ public filings with the definition of the financial ratios included in its credit agreement) . Combined adjusted EBITDA is the summation for the applicable of Gildan’s adjusted EBITDA combined with HanesBrands ’ adjusted EBITDA . Pro forma adjusted EBITDA presents the combined adjusted EBITDA of Gildan and HanesBrands for the applicable period, including the impact of expected annual run - rate synergies . Combined and pro forma adjusted EBITDA margin (including expected synergies) Combined adjusted EBITDA margin is defined as combined adjusted EBITDA divided by pro forma net sales . Pro forma adjusted EBITDA margin is defined as pro forma adjusted EBITDA, including the impact of expected annual run - rate synergies, divided by pro forma net sales . Adjusted diluted EPS Gildan calculates adjusted diluted EPS as adjusted net earnings divided by the diluted weighted average number of common shares outstanding . Gildan calculates adjusted net earnings as net earnings before restructuring and acquisition - related costs (including acquisition transaction costs and acquisition integration costs), impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and income tax expense or recovery relating to these items . Adjusted net earnings also excludes income taxes related to the re - assessment of the probability of realization of previously recognized or de - recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which Gildan operates . Adjusted diluted EPS of Gildan for the years ended December 29 , 2024 and December 31 , 2023 were $ 3 . 00 and $ 2 . 57 , respectively, representing a year over year increase of approximately 17% . GAAP diluted EPS of Gildan for the years ended December 29 , 2024 and December 31 , 2023 were $ 2 . 46 and $ 3 . 03 , respectively, representing a year over year decrease of approximately 19% . See section 16 . 0 of Gildan’s MD&A for the year ended December 29 , 2024 for a reconciliation of adjusted diluted EPS to the most directly comparable IFRS measure, namely GAAP diluted EPS . Net debt and Net debt leverage ratio Gildan defines total debt as the total bank indebtedness, long - term debt (including any current portion), and lease obligations (including any current portion), and Gildan calculates net debt as total debt net of cash and cash equivalents . Net debt of Gildan as at December 29 , 2024 was $ 1 , 568 . 6 million . Gildan defines net debt leverage ratio as the ratio of net debt to pro forma adjusted EBITDA (as reported in Gildan’s public filings) for the trailing twelve months, all of which are non - GAAP measures . Adjusted EBITDA of Gildan for the year ended December 29 , 2024 was $ 833 . 8 million . As at December 29 , 2024 , Gildan had a net debt leverage ratio of 1 . 9 x net debt to trailing twelve months adjusted EBITDA . See section 16 . 0 of Gildan’s MD&A for the year ended December 29 , 2024 for a reconciliation of Gildan’s adjusted EBITDA and Net Debt to the most directly comparable IFRS measure, namely net earnings and long - term debt . NON - GAAP FINANCIAL MEASURES AND RELATED RATIOS

19 Definition and Reconciliation of Selected Non - GAAP Financial Measures 1. Combined and pro forma reflect the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP. 2. Includes Gildan’s restructuring and acquisition - related costs and HanesBrands ’ restructuring and other action - related charges 3. Depreciation and amortization for Gildan includes amortization expense for right of use assets, and financial expenses for Gi lda n includes interest on discounted lease obligations. For HanesBrands , these charges are not included in net earnings as HanesBrands ’ lease payments are fully reported as a cash operating expense in accordance with U.S. GAAP 4. For HanesBrands , this caption is limited to interest expense as reported by HanesBrands in its public filings 5. For HanesBrands ’ adjusted EBITDA, approximately 20% relates to the HanesBrands Australia business (“HAA”) 6. Represents expected annual run - rate synergies, which are expected to be fully realized within three years of closing, but exclud ing the one - time costs associated with the capture of such synergies estimated to be approximately $200M 7. Calculated as combined adjusted EBITDA divided by pro forma net sales 8. Calculated as pro forma adjusted EBITDA divided by pro forma net sales Adjusted EBITDA, Combined Adjusted EBITDA and Margin, Pro Forma Adjusted EBITDA and Margin (Including Expected Synergies) 1 5 Net earnings 486.4 90.5 576.9 Income (loss) from discontinued operations - (79.5) (79.5) Net earnings from continuing operations 486.4 170.0 656.4 Adjustments for: Restructuring and acquisition - related costs and other action - related charges 2 9.9 44.6 54.5 Costs relating to proxy contest and leadership changes and related matters 7.9 - 7.9 Depreciation and amortization 3 137.7 58.4 196.1 Financial expenses, net 3,4 119.0 185.8 304.8 Income tax expense 95.7 38.4 134.1 Adjusted and combined adjusted EBITDA 856.6 497.2 1,353.8 Adjustment for expected synergies 6 200.0 Pro forma adjusted EBITDA (including expected synergies) 1,553.8 Pro forma net sales 6,883.0 Combined adjusted EBITDA 1,353.8 Combined adjusted EBITDA margin 7 20% Pro forma net sales 6,883.0 Pro forma adjusted EBITDA (including expected synergies) 6 1,553.8 Pro forma adjusted EBITDA margin (including expected synergies) 6,8 23% (In $US millions, on a trailing 12 - month basis, unaudited) Combined and Pro Forma LTM June 29, 2025 Gildan LTM June 29, 2025 Hanesbrands LTM June 28, 2025 Combined and Pro Forma LTM June 29, 2025 (In $US millions, on a trailing 12 - month basis, unaudited)

20 Supplemental Financial Measures 1. Pro forma reflects the sum of Gildan amounts reported under IFRS and HanesBrands amounts reported under U.S. GAAP, with no pro forma adjustments. See “Presentation of financial information” at the beginning o f this Presentation 2. Gross margin is calculated as gross profit divided by net sales Pro Forma Net Sales, Gross Profit and Gross Margin 1 Net sales 3,342.8 3,540.2 6,883.0 Gross profit 1,041.9 1,492.4 2,534.3 Gross margin 2 31.2% 42.2% 36.8% Gildan LTM June 29, 2025 Hanesbrands LTM June 28, 2025 Pro Forma LTM June 29, 2025 (In $US millions, on a trailing 12 - month basis, unaudited)

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